As filed with the Securities and Exchange Commission on May 20, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR

SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-52509

ARGONAUT GOLD INC.

(Exact name of registrant as specified in its charter)

9604 Prototype Court

Reno, NV 89521

Telephone: (755) 284-4422

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares (without par value)

 (Title of each class of securities covered by this Form)

 Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	☐	Rule 12h-6(d) (for successor registrants) ☒

Rule 12h-6(c) (for debt securities)	☐	Rule 12h-6(i) (for prior Form 15 filers) ☐

Part I

Item 1:   Exchange Act Reporting History

A.           Pediment Gold Corp., the predecessor-registrant to Argonaut Gold Inc. (“Argonaut” and, together with Pediment Gold Corp., the “Registrant”), first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act on or about May 20, 2007.

B.          The Registrant has filed or submitted all reports required under Exchange Act Section 13(a) or Section 15(d) and corresponding rules of the Securities and Exchange Commission for the 12 months preceding the filing of this Form 15F and has filed at least one annual report under Section 13(a) of the Exchange Act.

Item 2:    Recent United States Market Activity

Subject to the exceptions set forth in Instruction 1 to this Item, the Registrant has not sold securities in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”).

Item 3:    Foreign Listing and Primary Trading Market

A.          The Registrant has maintained a listing of its common shares on the Toronto Stock Exchange (the “TSX”), located in Canada. The TSX constitutes the primary trading market for the Registrant’s common shares.

B.           Argonaut’s common shares have been listed on the TSX since December 30, 2009 and, prior thereto, were listed on the TSX-V since September 20, 2007.  The Registrant has maintained a listing of its common shares on the TSX for at least the 12 months preceding the filing of this Form 15F.

C.           The percentage of trading in the Registrant’s common shares that occurred on the TSX for the 12-month period beginning on May 20, 2010 and ending on May 19, 2011 was 97.4%.

Item 4:    Comparative Trading Volume Data

A.           The first and last days of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) under the Exchange Act are May 20, 2010, and May 19, 2011.

B.           The average daily trading volume of Argonaut’s common shares in the United States, including over-the-counter trades, and on a worldwide basis for the period described in Item 4.A is set forth in the table below:

United States:

6,665

Worldwide:

252,170

C.           The average daily trading volume of Argonaut’s common shares in the United States as a percentage of the average daily trading volume for the common shares on a worldwide basis for the period described in Item 4.A was 2.6%.

D.           Not applicable.

E.           Not applicable.

F.           All trading volume information was obtained from the Toronto Stock Exchange and the OTC Markets.

Item 5:                      Alternative Record Holder Information

Not applicable.

Item 6:                      Debt Securities

Not applicable.

Item 7:                      Notice Requirement

A.           The Registrant published a notice, as required by Rule 12h-6(h) under the Exchange Act, disclosing its intent to terminate its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act on May 20, 2011.

B.           The Registrant disseminated this release through Marketwire in the United States. In addition, this release was posted on the Registrant’s website.  The notice was submitted to the Commission under cover of Form 6-K on May 20, 2011.

Item 8:                      Prior Form 15 Filers

Not applicable.

Part II

Item 9:                      Rule 12g3-2(b) Exemption

The Registrant will publish the information required under Rule 12g3-2(b)(1)(iii) on its Internet website at http://www.argonautgoldinc.com.

Part III

Item 10:                      Exhibits

None.

Item 11:                      Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

1.

The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2.	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3.	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Argonaut Gold Inc., as Registrant, has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, the Registrant certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

ARGONAUT GOLD INC.

By: /s/  Barry Dahl__________________

Name: Barry Dahl

Title:    Chief Financial Officer

Date: May 20, 2011